SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):

[x ] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: EuroPacific Growth Fund ("EUPAC")		City and country of registered office (if applicable): Los Angeles, California 90071 U.S.A.
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 29 January 2016
6. Date on which issuer notified: 01 February 2016
7. Threshold(s) that is/are crossed or reached: Below 4% Aggregate of voting rights from shares
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.999%		3.999%	1,319,320,802
Position of previous notification (if applicable)	4.984%		4.984%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
ADRs (US7835123033)	52,756,495		0

SUBTOTAL A	52,756,495		0

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expiration datex	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

		SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration datex	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation

[X] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[ ] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
EuroPacific Growth Fund (see Box 12)

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:   EUPAC has granted proxy voting authority to Capital Research and Management Company, its investment adviser.   Please note, the notification submitted on behalf of The Capital Group Companies, Inc. disclosed holdings as of 29 January 2016 included EUPAC's holdings.

Done at Los Angeles, California on 1 February 2016.

Annex: Notification of major holdings (only to be filed with the Central Bank of Ireland and not with the relevant issuer)

A: Identity of the person subject to the notification obligation
Full name (including legal form for legal entities) The Capital Group Companies, Inc
Contact address (registered office for legal entities) 333 S. Hope Street, 55th Floor, Los Angeles, California 90071 U.S.A
E-Mail GRGroup@capgroup.com
Phone number / Fax number (213) 452-2295 / (213) 615-4056
Other useful information (at least legal a contact person for legal persons) Gina Martinez

B: Identity of the notifier, if applicable
Full name Gina Martinez
Contact address 333 S. Hope Street, 55th Floor, Los Angeles, California 90071 U.S.A
E-Mail GRGroup@capgroup.com
Phone number / Fax number (213) 452-2295 / (213) 615-4056
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary